Mail Stop 6010

May 27, 2008

James V. Gorman
Chief Executive Officer
National Atlantic Holdings Corporation
4 Paragon Way
Freehold, New Jersey 07728

Re: National Atlantic Holdings Corporation
**   Preliminary Merger Proxy Statement on Schedule 14A**
**   Filed April 17, 2008**
**   File No. 0-51127**

Dear Mr. Gorman:

        We have completed our review of your proxy statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Michael Groll, Esq.
        Dewey & LeBoeuf LLP
        1301 Avenue of the Americas
        New York, NY 10019